                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                   NEW FILING

                        MONTGOMERY FINANCIAL CORPORATION
                                (Name of Issuer)

                                  COMMON STOCK
                         (Title of Class of Securities)

                                     6138261
                                 (CUSIP Number)

                               Mr. Joseph Stilwell
                             26 Broadway, 23rd Floor
                            New York, New York 10004
                            Telephone: (212) 269-5800

                                 with a copy to:
                           Spencer L. Schneider, Esq.
                                145 Hudson Street
                            New York, New York 10013
                            Telephone: (212) 431-7151
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                February 14, 2001
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-(f) or 240.13d-1(g), check the following box. [ ]

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 6138261                 SCHEDULE 13D                      Page 2 of 13
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           1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

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              Stilwell Value Partners I, L.P.

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           2. Check the Appropriate Box if a Member of a Group
              (See Instructions)

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              (a)  [X]

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              (b)

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           3. SEC Use Only

              ..................................................................
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           4. Source of Funds (See Instructions) WC, OO

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           5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

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           6. Citizenship or Place of Organization:
              Delaware
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Number of     7. Sole Voting Power: 0
Shares        ------------------------------------------------------------------
Beneficially  8. Shared Voting Power: 110,000
Owned by      ------------------------------------------------------------------
Each          9.  Sole Dispositive Power: 0
Reporting     ------------------------------------------------------------------
Person With   10. Shared Dispositive Power: 110,000
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          11. Aggregate Amount Beneficially Owned by Each Reporting Person:
              110,000

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          12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

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          13. Percent of Class Represented by Amount in Row (11):  9%

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          14. Type of Reporting Person (See Instructions)
              PN

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CUSIP No. 6138261                 SCHEDULE 13D                      Page 3 of 13
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           1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

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              Stilwell Associates, L.P.

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           2. Check the Appropriate Box if a Member of a Group
              (See Instructions)

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              (a)  [X]

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              (b)

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           3. SEC Use Only

              ..................................................................
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           4. Source of Funds (See Instructions) WC, OO

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           5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

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           6. Citizenship or Place of Organization:
              Delaware
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Number of     7. Sole Voting Power: 0
Shares        ------------------------------------------------------------------
Beneficially  8. Shared Voting Power: 110,000
Owned by      ------------------------------------------------------------------
Each          9.  Sole Dispositive Power: 0
Reporting     ------------------------------------------------------------------
Person With   10. Shared Dispositive Power: 110,000
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          11. Aggregate Amount Beneficially Owned by Each Reporting Person:
              110,000

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          12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

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          13. Percent of Class Represented by Amount in Row (11):  9%

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          14. Type of Reporting Person (See Instructions)
              PN

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CUSIP No. 6138261                 SCHEDULE 13D                      Page 4 of 13
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           1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

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              Stilwell Value LLC

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           2. Check the Appropriate Box if a Member of a Group
              (See Instructions)

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              (a)  [X]

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              (b)

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           3. SEC Use Only

              ..................................................................
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           4. Source of Funds (See Instructions) WC, OO

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           5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

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           6. Citizenship or Place of Organization:
              Delaware
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Number of     7. Sole Voting Power: 0
Shares        ------------------------------------------------------------------
Beneficially  8. Shared Voting Power: 110,000
Owned by      ------------------------------------------------------------------
Each          9.  Sole Dispositive Power: 0
Reporting     ------------------------------------------------------------------
Person With   10. Shared Dispositive Power: 110,000
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          11. Aggregate Amount Beneficially Owned by Each Reporting Person:
              110,000

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          12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

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          13. Percent of Class Represented by Amount in Row (11): 9%

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          14. Type of Reporting Person (See Instructions)
              OO

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CUSIP No. 6138261                 SCHEDULE 13D                      Page 5 of 13
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           1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

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              Joseph Stilwell

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           2. Check the Appropriate Box if a Member of a Group
              (See Instructions)

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              (a)  [X]

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              (b)

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           3. SEC Use Only

              ..................................................................
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           4. Source of Funds (See Instructions)  PF, OO

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           5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

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           6. Citizenship or Place of Organization:
              United States
--------------------------------------------------------------------------------
Number of     7. Sole Voting Power: 0
Shares        ------------------------------------------------------------------
Beneficially  8. Shared Voting Power: 110,000
Owned by      ------------------------------------------------------------------
Each          9.  Sole Dispositive Power: 0
Reporting     ------------------------------------------------------------------
Person With   10. Shared Dispositive Power: 110,000
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          11. Aggregate Amount Beneficially Owned by Each Reporting Person:
              110,000

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          12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

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          13. Percent of Class Represented by Amount in Row (11):  9%

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          14. Type of Reporting Person (See Instructions)
              IN

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CUSIP No. 6138261                 SCHEDULE 13D                      Page 6 of 13
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Item 1.   Security and Issuer

          This Schedule 13D is being filed jointly by Stilwell Value Partners I, L.P., a Delaware limited partnership ("Stilwell Value Partners I"), Stilwell Associates, L.P., a Delaware limited partnership ("Stilwell Associates"), Stilwell Value LLC, a Delaware limited liability company ("Stilwell Value LLC") and the general partner of Stilwell Value Partners I, and Joseph Stilwell, managing and sole member of Stilwell Value LLC, and general partner of Stilwell Associates. All of the filers of this Schedule 13D are collectively the "Group" or "Reporting Persons".

         This Schedule 13D relates to the common stock ("Common Stock") of Montgomery Financial Corp. (the "Company" or the "Issuer"). The address of the principal executive offices of the Company is 119 East Main Street, Crawfordsville, Indiana 47933. The joint filing agreement of the members of the Group is attached as Exhibit 1.

Item 2.   Identity and Background

          (a)-(c) This statement is filed by Joseph Stilwell, with respect to the shares of Common Stock beneficially owned by Mr. Stilwell, including: (i) shares of Common Stock held in the name of Stilwell Value Partners I, in Mr. Stilwell's capacity as the managing and sole member of Stilwell Value LLC which is the general partner of Stilwell Value Partners I; and (ii) shares of Common Stock held in the name of Stilwell Associates, in Mr. Stilwell's capacity as the general partner of Stilwell Associates.

         The business address of the Reporting Persons is 26 Broadway, 23rd Floor, New York, New York 10004.

         The principal employment of Mr. Stilwell is investment management. Stilwell Value Partners I and Stilwell Associates are private investment partnerships engaged in the purchase and sale of securities for their own accounts. Stilwell Value LLC is in the business of serving as the general partner of Stilwell Value Partners I.

          (d) During the past five years, no member of the Group has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

          (e) During the past five years, no member of the Group has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was, or is subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

          (f) Mr. Stilwell is a citizen of the United States.

Item 3.   Source and Amount of Funds or Other Consideration

          The amount of funds expended to date by Stilwell Value Partners I to acquire the 65,800 shares of Common Stock it holds in its name is $745,450. Such funds were provided in part from Stilwell Value Partners I's available capital and, from time to time, in part by margin account loans

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CUSIP No. 6138261                 SCHEDULE 13D                      Page 7 of 13
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from subsidiaries of The Bear Stearns Companies, Inc. ("Bear Stearns"), extended in the ordinary course of business.

         The amount of funds expended to date by Stilwell Associates to acquire the 24,200 shares of Common Stock it holds in its name is $238,975. Such funds were provided in part from Stilwell Associate's available capital and, from time to time, in part by margin account loans from subsidiaries of Bear Stearns extended in the ordinary course of business.

         The amount of funds expended to date by Joseph Stilwell to acquire the 20,000 shares of Common Stock he holds in his name is $230,000. Such funds were provided in part from Mr. Stilwell's personal funds and, from time to time, in part by margin account loans from subsidiaries of Bear Stearns extended in the ordinary course of business.

         All purchases of Common Stock made by the Reporting Persons using funds borrowed from Bear Stearns, if any, were made in margin transactions on Bear Stearns' usual terms and conditions. All or part of the shares of Common Stock owned by members of the Reporting Persons may from time to time be pledged with one or more banking institutions or brokerage firms as collateral for loans made by such entities to members of the Reporting Persons. Such loans generally bear interest at a rate based upon the broker's call rate from time to time in effect. Such indebtedness, if any, may be refinanced with other banks or broker-dealers.

Item 4.   Purpose of Transaction

         The purpose of the acquisition of Common Stock of the Issuer by members of the Group is to profit from the appreciation in the market price of the Common Stock through the assertion of shareholder rights. The Group expects to actively assert shareholder rights, in the manner described below, with the intent to influence the policies of the Issuer. The members of the Group plan to request to meet with representatives of the Issuer's management and Board of Directors to hear and assess their plans and goals. The members of the Group do not believe the value of the Issuer's assets are adequately reflected in the current market price of the Issuer's Common Stock

         Members of the Group believe that the Issuer can increase shareholder value, within a reasonable period of time, by making additional repurchases of its shares and/or selling the Issuer. Members of the Group also believe that the Issuer can better evaluate all options to increase shareholder value by retaining an investment banking firm to advise it. Further, members of the Group believe that the Issuer should have its major shareholders sitting on its Board of Directors.

         In the future members of the Group may, without limitation: (a) communicate and discuss their views with other shareholders, including discussions concerning the election of directors to the Board; (b) contact institutions, and/or agents of institutions, that may have an interest in acquiring the Issuer; (c) make proposals to the Issuer's Board and management (including with regard to a possible sale of the Issuer); (d) seek representation on the Issuer's Board; and/or (e) solicit proxies or written consents from other shareholders of the Issuer with respect to Board representation or other proposals for shareholder action.

         On May 1, 2000, certain members of the Group (the "Stilwell SPN Group") filed a Schedule 13D in connection with the common stock of Security of Pennsylvania Financial Corp. ("SPN"). Thereafter, the Stilwell SPN Group communicated with management of SPN and

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CUSIP No. 6138261                 SCHEDULE 13D                      Page 8 of 13
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scheduled a meeting with senior management in order to discuss maximizing short and long-term value of SPN's assets. On June 2, 2000, prior to the scheduled meeting, SPN and Northeast Pennsylvania Financial Corp. announced the signing of a definitive agreement under which Northeast Pennsylvania Financial Corp. agreed to acquire SPN and the Stilwell SPN Group disposed of its shares of SPN on the open market.

         On July 7, 2000, certain members of the Group (the "Stilwell CMRN Group") filed a Schedule 13D in connection with the common stock of Cameron Financial Corporation ("Cameron"). Thereafter the Stilwell CMRN Group exercised its shareholder rights by, among other things, requesting that Cameron management hire an investment banker, demanding Cameron's list of shareholders, meeting with Cameron's management, demanding that the Board invite the Stilwell CMRN Group's representatives to join the Board, writing to other Cameron shareholders to express their dismay with management's inability to achieve shareholder value and publishing that letter in the local press. On October 6, 2000, Cameron announced that it had entered into an agreement to be acquired by Dickinson Financial Corp. and the Stilwell CMRN Group disposed of its shares of Cameron on the open market.

         On November 17, 2000, certain members of the Group (the "Stilwell OTFC Group") filed a Schedule 13D in connection with the common stock of Oregon Trail Financial Corp. ("Oregon Trail "). In its Schedule 13D, the Stilwell OTFC Group stated that its purpose in acquiring the stock of Oregon Trail is to profit from the appreciation in the market price of its stock through the assertion of shareholder rights, including, but not limited to, seeking representation on its Board of Directors, communicating with other shareholders, and making proposals to management, including with regard to a possible sale of Oregon Trail. The Stilwell OTFC Group also stated that it believes that Oregon Trail can better evaluate all options to increase shareholder value by retaining an investment banking firm to advise it. On December 15, 2000, the Stilwell OTFC Group filed an amended Schedule 13D and reported that it had scheduled a meeting with representatives of Oregon Trail's management to discuss Oregon Trail's business plans and goals for return on equity. On January 9, 2001, the Stilwell OTFC Group filed an amended Schedule 13D reporting the commencement of a lawsuit to compel Oregon Trail to produce its list of shareholders and other records, including specified minutes of Board of Director meetings.

         On February 1, 2001, the Stilwell OTFC Group filed an amended Schedule 13D reporting that the parties had reached an agreement in principle for the production of the disputed items, to the extent they exist, and adjourned the court hearing, without date, in contemplation of entering into a written settlement agreement. In the amended Schedule 13D filed on February 1, 2001, the Stilwell OTFC Group also reported that during its January 25th meeting with Oregon Trail's management, the Stilwell OTFC Group proposed to Oregon Trail's representatives that it invite two of its nominees to sit on the Board. Oregon Trail agreed to consider the proposal.

         On February 16, 2001, the Stilwell OTFC Group filed an amended Schedule 13D reporting that on February 14, 2001, Oregon Trail informed the Stilwell OTFC Group that it had rejected its proposal. The Stilwell OTFC Group reported that it will nominate an alternate slate of nominees to sit on the Board of Directors and that it will solicit proxies for this purpose. The Stilwell OTFC Group reported that it retained MalCon Proxy Advisors, Inc., as its proxy solicitor.

         In the amended Schedule 13D filed on February 16, 2001, the Stilwell OTFC Group also reported the filing of its lawsuit against Charles Henry Rouse, a director of Oregon Trail. The

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CUSIP No. 6138261                 SCHEDULE 13D                      Page 9 of 13
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lawsuit seeks to remove Mr. Rouse from Oregon Trail's Board because Mr. Rouse violated Oregon Trail's residency requirement for directors. The Stilwell OTFC Group reserved the right to proceed against other directors for breaches of their fiduciary duties with respect to this and other events.

         On January 4, 2001, certain members of the Group ("Stilwell CFIC Group") filed a Schedule 13D in connection with the common stock of Community Financial Corp. ("Community Financial"). In its Schedule 13D, the Stilwell
CFIC Group stated that it acquired the stock of Community Financial for investment purposes and that it believes the value of Community Financial's assets exceeds its current market price. The Stilwell CFIC Group also stated that it acquired shares of Community Financial after it announced the signing of definitive agreements for the sale of two of its four subsidiary banks and its continued pursuit of the sale of one or more of its remaining subsidiary banks. The Stilwell CFIC Group stated that it believes that Community Financial can maximize shareholder value if it sells its remaining subsidiary banks or engages in another transaction that realizes the underlying value of Issuer's assets. The Stilwell CFIC Group stated that if Community Financial does not sell its remaining subsidiary banks or take other appropriate steps to maximize shareholder value within a reasonable period of time, it expects to exercise its shareholder rights to influence the policies of Community Financial in this regard.

         On January 25, 2001, Community Financial announced the signing of a definitive agreement with First Mid-Illinois Bank & Trust, N.A. for the sale of its subsidiary American Bank of Illinois, thereby leaving Community Financial with one remaining subsidiary bank. On January 29, 2001, the Stilwell CFIC Group filed an amended Schedule 13D disclosing that it had increased its stake in Community Financial to 8% and stated that if Community Financial does not complete the process of maximizing shareholder value through the sale of its remaining subsidiary bank, the Stilwell CFIC Group will nominate an alternate slate of directors for the next annual shareholders meeting.

         Members of the Group may make further purchases of shares of Common Stock. Members of the Group may dispose of any or all the shares of Common Stock held by them, although they have no current intention to do so. Except as noted in this Schedule 13D, no member of the Group has any plans or proposals which relate to, or could result in, any of the matters referred to in paragraph (a) through (j), inclusive, of Item (4) of Schedule 13D. Members of the Group may, at any time and from time to time, review or reconsider their positions and formulate plans or proposals with respect thereto.

Item 5.   Interest in Securities of the Issuer

         The percentages used in this Schedule 13D are calculated based upon the number of outstanding shares of Common Stock, 1,215,190, reported as the number of outstanding shares as of January 31, 2001, on a Form 10-QSB dated February 14, 2001. All purchases and sales of Common Stock reported herein were made in open market transactions on The Nasdaq Small Cap Market System.

(A)  Stilwell Value Partners I

     (a) Aggregate number of shares beneficially owned: 110,000
         Percentage: 9%

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CUSIP No. 6138261                 SCHEDULE 13D                     Page 10 of 13
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     (b) 1.  Sole power to vote or to direct vote: 0
         2.  Shared power to vote or to direct vote: 110,000
         3.  Sole power to dispose or to direct the disposition: 0
         4.  Shared power to dispose or to direct disposition: 110,000

     (c) The chart below sets forth all purchases of Common Stock which Stilwell Value Partners I has made in the last 60 days. Said purchases total 65,800 shares of Common Stock for a total purchase price of $745,450.

       -------------------------------------------------------------------------
          Date        Number of Shares    Price Per Share ($)   Total Cost ($)
       -------------------------------------------------------------------------
            2/14/01        35,800               11.5                411,700
       -------------------------------------------------------------------------
            2/14/01        30,000             11.125                333,750
       -------------------------------------------------------------------------

     (d) Because he is the managing and sole member of Stilwell Value LLC, which is the general partner of Stilwell Value Partners I, Mr. Stilwell has the power to direct the affairs of Stilwell Value Partners I, including the voting and disposition of shares of Common Stock held in the name of Stilwell Value Partners I. Therefore, Mr. Stilwell is deemed to share voting and disposition power with Stilwell Value Partners I with regard to those shares of Common Stock.

(B)  Stilwell Associates

     (a) Aggregate number of shares beneficially owned: 110,000
         Percentage: 9%

     (b) 1.  Sole power to vote or to direct vote: 0
         2.  Shared power to vote or to direct vote: 110,000
         3.  Sole power to dispose or to direct the disposition: 0
         4.  Shared power to dispose or to direct disposition: 110,000

     (c) Stilwell Associates made no purchases of shares of Common Stock in the last 60 days. Prior to the last 60 days Stilwell Associates purchased, and continues to hold, 24,200 shares of Common Stock. In the last 60 days Stilwell Associates sold 30,000 shares of Common Stock for $10.1875 per share for a total sale price of $305,635. This sale occurred on January 18, 2001.

     (d) Because he is the general partner of Stilwell Associates, Mr. Stilwell has the power to direct the affairs of Stilwell Associates, including the voting and disposition of shares of Common Stock held in the name of Stilwell Associates. Therefore, Mr. Stilwell is deemed to share voting and disposition power with Stilwell Associates with regard to those shares of Common Stock.

(C)  Stilwell Value LLC

     (a) Aggregate number of shares beneficially owned: 110,000
         Percentage: 9%

     (b) 1.  Sole power to vote or to direct vote: 0
         2.  Shared power to vote or to direct vote: 110,000
         3.  Sole power to dispose or to direct the disposition: 0
         4.  Shared power to dispose or to direct disposition: 110,000

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CUSIP No. 6138261                 SCHEDULE 13D                     Page 11 of 13
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     (c) Stilwell Value LLC has made no purchases of Common Stock.

     (d) Because he is the managing and sole member of Stilwell Value LLC, Mr. Stilwell has the power to direct the affairs of Stilwell Value LLC. Stilwell Value LLC is the general partner of Stilwell Value Partners I. Therefore, Stilwell Value LLC may be deemed to share with Mr. Stilwell voting and disposition power with regard to the shares of Common Stock held by Stilwell Value Partners I.

(D)  Mr. Joseph Stilwell

     (a) Aggregate number of shares beneficially owned: 110,000
         Percentage: 9%

     (b) 1. Sole power to vote or to direct vote: 0
         2. Shared power to vote or to direct vote: 110,000
         3. Sole power to dispose or to direct the disposition: 0
         4. Shared power to dispose or to direct disposition: 110,000

     (c) In the last 60 days Joseph Stilwell purchased 20,000 shares of Common Stock for $11.5 per share for a total purchase price of $230,000. This purchase occurred on February 14, 2001.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         Other than the Joint Filing Agreement filed as Exhibit 1 to this filing, and as otherwise described below, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 hereof and between such persons and any person with respect to any securities of the Company, including but not limited to transfer or voting of any of the securities, finders' fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or losses, or the giving or withholding of proxies, except for sharing of profits. Stilwell Value LLC and Mr. Joseph Stilwell, in their capacities as general partners as described in this Schedule 13D, are entitled to an allocation of a portion of profits.

         See Items 1 and 2 above regarding disclosure of the relationships between members of the Group, which disclosure is incorporated herein by reference.

Item 7.  Material to be Filed as Exhibits

        Exhibit No.      Description
        -----------      -----------

            1            Joint Filing Agreement.

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CUSIP No. 6138261                 SCHEDULE 13D                     Page 12 of 13
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                                   SIGNATURES

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 23, 2001

                                             STILWELL VALUE PARTNERS I, L.P.

                                             /s/ Joseph Stilwell
                                             -----------------------------------
                                             By: STILWELL VALUE LLC
                                                 General Partner

                                             /s/ Joseph Stilwell
                                             -----------------------------------
                                             By: Joseph Stilwell
                                                 Managing and Sole Member

                                             STILWELL ASSOCIATES, L.P.

                                             /s/ Joseph Stilwell
                                             -----------------------------------
                                             By: Joseph Stilwell
                                                 General Partner

                                             STILWELL VALUE LLC

                                             /s/ Joseph Stilwell
                                             -----------------------------------
                                             By: Joseph Stilwell
                                                 Managing and Sole Member

                                             JOSEPH STILWELL

                                             /s/ Joseph Stilwell
                                             -----------------------------------
                                             Joseph Stilwell